UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Approval of the dates of the General Meeting of Creditors

Oi S.A. – In Judicial Reorganization (“Company”) informs its shareholders and the market in general that the 7th Corporate Court of the Capital District of the State of Rio de Janeiro approved the dates suggested by the judicial administrator for the General Meeting of Creditors (Assembleia Geral de Credores, or “AGC”), designating October 9, 2017 for the first call of the AGC, and October 23, 2017 for the second call of the ACG, both to be held at Riocentro.

The full text of the aforementioned court decision is available to the Company's shareholders at the Company's headquarters, at its website (www.oi.com.br/ri), as well as at IPE Module of CVM's Empresas.NET System (www.cvm.gov.br), as well as the BM&FBovespa website (www.bmfbovespa.com.br). An English translation of said court decision will also be sent, as soon as possible, to the US Securities and Exchange Commission under Form 6-K.

The Company will keep its shareholders and the market informed on the development of the subject matters of this Notice to the Market.

Rio de Janeiro, August 25, 2017.

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer